Exhibit 99.14

TotalEnergies

PRESS RELEASE

Third quarter 2024 results

TotalEnergies proves resiliency in a volatile oil environment thanks to its integrated model with $4.1B adjusted net income for the 3rd quarter and $13.9B for first 9 months of the year

	3Q24	Change vs 2Q24	9M24	Change vs 9M23
Adjusted net income (TotalEnergies share)(1)				
- in billions of dollars (B$)	**4.1**	*-13%*	**13.9**	*-23%*
- in dollars per share	1.74	*-12%*	5.87	*-19%*
Net income (TotalEnergies share) (B$)	2.3	*-39%*	11.8	*-28%*
Adjusted EBITDA(1) (B$)	10.0	*-9%*	32.6	*-15%*
Cash flow from operations excluding working capital (CFFO)(1) (B$)	6.8	*-12%*	22.8	*-17%*
Cash flow from operating activities (B$)	7.2	*-20%*	18.3	*-25%*

Paris, October 31, 2024 – The Board of Directors of TotalEnergies SE, chaired by CEO Patrick Pouyanné, met on October 30, 2024, to approve the third quarter 2024 financial statements. On the occasion, Patrick Pouyanné said:

"In a volatile oil environment with sharply declining refining margins, TotalEnergies demonstrates the resilience of its integrated multi-energy model with $4.1 billion adjusted net income and $6.8 billion CFFO in the third quarter of 2024.

This resilience is firstly underpinned by Exploration & Production, posting solid adjusted net operating income of $2.5 billion, down only 7%, stable cash flow of $4.3 billion and an attractive return on capital employed of 15.6%. During the third quarter, Upstream production was 2.41 Mboe/d, benefiting from the ramp up of Mero 2 in Brazil that partially offset production losses at Ichtys LNG and in Libya. In the third quarter, TotalEnergies commenced production from the high-margin Anchor oil project in the US, as well as from the Fenix gas project in Argentina. The Company also launched the GranMorgu project in Suriname, which will support its production growth target of 3%/year through 2030.

Integrated LNG achieved adjusted net operating income of $1.1 billion and cash flow of $0.9 billion, with gas and LNG trading not fully benefiting from markets characterized by low volatility. TotalEnergies continues to strengthen future cash flows by successfully marketing its LNG volumes through signing several medium-term sales contracts in Asia this quarter.

Given the very sharp decrease in refining margins in Europe (-66% quarter-to-quarter) and in the Rest of the World, Downstream posted adjusted net operating income of $0.6 billion and cash flow of $1.2 billion, down around 40% quarter-to-quarter, with marketing and trading activities compensating for the very sharp decline in refining.

Integrated Power also contributes to the resilience of the Company's results, with reported adjusted net operating income of $0.5 billion and cash flow of more than $0.6 billion. Year-to-date cash flow is strong at $1.95 billion at the end of the third quarter, which is up 35% year-on-year and in line with annual guidance of more than $2.5 billion. During the third quarter, TotalEnergies continued to deploy its differentiated Integrated Power model through the start up of two giant solar farms with battery storage in Texas, the acquisition of a CCGT in the United Kingdom and the strengthening of its partnerships with Adani in India and RWE in offshore wind in Germany and the Netherlands.

Comforted by these robust results, the Board of Directors decided the distribution of the third interim dividend of 0.79 €/share for fiscal year 2024, an increase of close to 7% compared to 2023, and authorized the Company to execute share buybacks of $2 billion in the fourth quarter of 2024, in line with the objective of reaching $8 billion throughout the year."*

(1) Refer to Glossary pages 22 & 23 for the definitions and further information on alternative performance measures (Non-GAAP measures) and to page 18 and following for reconciliation tables.

* Including coverage of employees share grant plans.

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1. Highlights (2)1 Upstream Production start-up of Mero-3 oil field, for 180,000 b/d, in Brazil Production start-up of Anchor oil field, for 75,000 b/d, in Gulf of Mexico Production start-up of Fenix gas field, for 10 Mm3 /d, in Argentina Launch of GranMorgu oil project, for 220,000 b/d, on Block 58 in Suriname Exit from offshore Blocks 11B/12B and 5/6/7, in South Africa Closing of the Brunei assets sale Discovery of new gas condensate resources in offshore Harald field, in Denmark Downstream Signature of agreements for the sale of a 50% stake in Total Parco Pakistan Ltd to Gunvor Signature of agreements for the sale of petroleum products retail networks in Brazil to SIM Distribuidora Integrated LNG Acquisition from Lewis Energy of interests in producing assets, in the Eagle Ford shale gas play in Texas Signature of LNG contracts 1.1 Mt/year over 10 years with BOTAŞ delivered in Turkey from 2027 0.2 Mt/year over 7 years with HD Hyundai Chemical delivered in South Korea from 2027 5-year extension, until 2034, of a 1.25 Mt/year contract with CNOOC delivered in China Integrated Power Start of commercial operations at two solar farms with integrated battery storage in Texas for a combined capacity of 1.2 GW Investment in a new solar portfolio of over 1 GW with Adani Green, in India Acquisition from RWE of a 50% stake in two 2 GW offshore wind projects, in Germany Acquisition of stakes in renewable hydroelectric projects in Africa, through an agreement with Scatec Signature with Saint-Gobain of a Clean Firm Power PPA for 875 GWh over 5 years Decarbonization and low-carbon molecules SAF supply agreement with Air-France-KLM for up to 1.5 Mt over a 10-year period Signature of a charter contract for an LNG bunker vessel, notably for Marsa LNG, in Oman Launch of a floating wind turbine pilot project supplying renewable power to Culzean platform, in British North Sea Agreement with Anew Climate and Aurora Sustainable Lands for deployment of sustainable preservation of natural carbon sink projects Investment in the “Japan Hydrogen Fund,” dedicated to developing the low-carbon hydrogen value chain (2) Some of the transactions mentioned in the highlights remain subject to the agreement of the authorities or to the fulfilment of conditions precedent under the terms of the agreements. 2

2. Key figures from TotalEnergies' consolidated financial statements (1)

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars, except effective tax rate, earnings per share and number of shares	9M24	9M23	9M24 vs 9M23
10,048	11,073	-9%	13,062	Adjusted EBITDA (1)	32,614	38,334	-15%
4,635	5,339	-13%	6,808	Adjusted net operating income from business segments	15,574	19,383	-20%
2,482	2,667	-7%	3,138	Exploration & Production	7,699	8,140	-5%
1,063	1,152	-8%	1,342	Integrated LNG	3,437	4,744	-28%
485	502	-3%	506	Integrated Power	1,598	1,326	+21%
241	639	-62%	1,399	Refining & Chemicals	1,842	4,021	-54%
364	379	-4%	423	Marketing & Services	998	1,152	-13%
706	636	+11%	662	Contribution of equity affiliates to adjusted net income	1,963	2,403	-18%
38.0%	40.4%		33.4%	Effective tax rate (3)	38.7%	37.5%	
4,074	4,672	-13%	6,453	Adjusted net income (TotalEnergies share) (1)	13,858	17,950	-23%
1.74	1.98	-12%	2.63	Adjusted fully-diluted earnings per share (dollars) (4)	5.87	7.24	-19%
1.58	1.85	-15%	2.41	Adjusted fully-diluted earnings per share (euros) (5)	5.40	6.68	-19%
2,310	2,328	-1%	2,423	Fully-diluted weighted-average shares (millions)	2,327	2,448	-5%
2,294	3,787	-39%	6,676	Net income (TotalEnergies share)	11,802	16,321	-28%
4,102	4,410	-7%	4,283	Organic investments (1)	12,584	11,987	+5%
1,662	220	x7.5	808	Acquisitions net of assets sales (1)	1,382	4,115	-66%
5,764	4,630	+24%	5,091	Net investments (1)	13,966	16,102	-13%
6,821	7,777	-12%	9,340	Cash flow from operations excluding working capital (CFFO) (1)	22,766	27,446	-17%
7,009	7,895	-11%	9,551	Debt Adjusted Cash Flow (DACF) (1)	23,215	27,922	-17%
7,171	9,007	-20%	9,496	Cash flow from operating activities	18,347	24,529	-25%

Gearing (1) of 12.9% at September 30, 2024 vs. 10.2% at June 30, 2024 and 12.3% at September 30, 2023

(3) Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

(4) In accordance with IFRS rules, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bonds.

(5) Average €-$ exchange rate: 1.0983 in the 3rd quarter 2024, 1.0767 in the 2nd quarter 2024, 1.0884 in the 3rd quarter 2023, 1.0871 in the first nine months of 2024 and 1.0833 in the first nine months of 2023.

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3. Key figures of environment, greenhouse gas emissions and production

3.1 Environment – liquids and gas price realizations, refining margins

3Q24	2Q24	3Q24 vs 2Q24	3Q23		9M24	9M23	9M24 vs 9M23
80.3	85.0	-5%	86.7	Brent ($/b)	82.8	82.1	+1%
2.2	2.3	-4%	2.7	Henry Hub ($/Mbtu)	2.2	2.6	-14%
11.1	9.7	+14%	10.6	NBP ($/Mbtu)	9.8	12.4	-21%
13.0	11.2	+16%	12.5	JKM ($/Mbtu)	11.2	13.3	-16%
77.0	81.0	-5%	78.9	Average price of liquids (6),(7) ($/b) Consolidated subsidiaries	78.9	74.9	+5%
5.78	5.05	+14%	5.47	Average price of gas (6),(8) ($/Mbtu) Consolidated subsidiaries	5.30	6.80	-22%
9.91	9.32	+6%	9.56	Average price of LNG (6),(9) ($/Mbtu) Consolidated subsidiaries and equity affiliates	9.61	10.92	-12%
15.4	44.9	-66%	100.6	European Refining Margin Marker (ERM) (6),(10) ($/t)	44.0	77.2	-43%

3.2 Greenhouse gas emissions [11]

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Scope 1+2 emissions ($MtCO_2e$)	9M24	9M23	9M24 vs 9M23
8.8	7.7	+14%	8.5	Scope 1+2 from operated facilities [12]	24.7	26.7	-7%
7.4	7.0	+6%	7.5	of which Oil & Gas	21.5	23.1	-7%
1.4	0.7	+100%	1.0	of which CCGT	3.2	3.6	-11%
11.7	10.8	+8%	12.1	Scope 1+2 - equity share	34.2	37.4	-9%

Estimated quarterly emissions.

Scope 1+2 emissions from operated facilities were 8.8 Mt this quarter, notably due to the increase in the gas-fired power plants utilization rate in the US and in Europe.

Scope 1+2 emissions from operated installations were down 7% in the first nine months of 2024, mainly thanks to the continuous decline in flaring emissions at Exploration & Production facilities, the implementation of emissions reduction initiatives in Refining & Chemicals and lower utilization of gas-fired power plants in Europe.

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Methane emissions ($ktCH_4$)	9M24	9M23	9M24 vs 9M23
7	7	-	7	Methane emissions from operated facilities	22	25	-12%
8	8	-	9	Methane emissions - equity share	25	30	-17%

Estimated quarterly emissions.

Scope 3 emissions ($MtCO_2e$)	9M24	2023
Scope 3 from Oil, Biofuels and Gas Worldwide [13]	est. 260	355

(6) Does not include oil, gas and LNG trading activities, respectively.
(7) Sales in $ / Sales in volume for consolidated affiliates.
(8) Sales in $ / Sales in volume for consolidated affiliates.
(9) Sales in $ / Sales in volume for consolidated and equity affiliates.
(10) This market indicator for European refining, calculated based on public market prices ($/t), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies.
(11) The six greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs and SF6, with their respective GWP (Global Warming Potential) as described in the 2007 IPCC report. HFCs, PFCs and SF6 are virtually absent from the Company's emissions or are considered as non-material and are therefore not counted.
(12) Scope 1+2 GHG emissions of operated facilities are defined as the sum of direct emissions of greenhouse gases from sites or activities that are included in the scope of reporting (as defined in the Company's 2023 Universal Registration Document) and indirect emissions attributable to brought-in energy (electricity, heat, steam), excluding purchased industrial gases (H2).
(13) TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the end use of energy products sold to the Company's customers, i.e., from their combustion, i.e., combustion of the products to obtain energy. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil, biofuels and gas value chains, i.e., the higher of the two production volumes or sales. The highest point for each value chain for 2024 will be evaluated considering realizations over the full year, TotalEnergies gradually providing quarterly estimates.

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3.3 Production [14]

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Hydrocarbon production	9M24	9M23	9M24 vs 9M23
2,409	2,441	-1%	2,476	Hydrocarbon production (kboe/d)	2,437	2,490	-2%
1,324	1,318	-	1,399	Oil (including bitumen) (kb/d)	1,321	1,404	-6%
1,086	1,123	-3%	1,077	Gas (including condensates and associated NGL) (kboe/d)	1,116	1,086	+3%
2,409	2,441	-1%	2,476	Hydrocarbon production (kboe/d)	2,437	2,490	-2%
1,466	1,477	-1%	1,561	Liquids (kb/d)	1,475	1,565	-6%
5,093	5,180	-2%	4,921	Gas (Mcf/d)	5,174	4,985	+4%

Hydrocarbon production was 2,409 thousand barrels of oil equivalent per day in the third quarter 2024, down 1% quarter-to-quarter, benefiting from the ramp-up of the Mero 2 project in Brazil that partially offset unplanned shutdowns in Ichthys LNG and security-related disruptions in Libya.

Hydrocarbon production in the third quarter 2024 was up 1% year-on-year (excluding Canada) and was comprised of:

- +2% due to project start-ups and ramp-ups, including Mero 2 in Brazil, Tommeliten Alpha and Eldfisk North in Norway, Akpo West in Nigeria and Block 10 in Oman,
- +3% due to the higher availability of production facilities,
- -1% due to security-related production disruptions in Libya,
- -3% due to the natural field decline.

[14] Company production = E&P production + Integrated LNG production.

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4. Analysis of business segments

4.1 Exploration & Production

4.1.1 Production

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Hydrocarbon production	9M24	9M23	9M24 vs 9M23
1,944	1,943	-	2,043	EP (kboe/d)	1,952	2,045	-5%
1,414	1,413	-	1,507	Liquids (kb/d)	1,415	1,506	-6%
2,830	2,829	-	2,865	Gas (Mcf/d)	2,865	2,885	-1%

4.1.2 Results

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars, except effective tax rate	9M24	9M23	9M24 vs 9M23
2,482	2,667	-7%	3,138	Adjusted net operating income	7,699	8,140	-5%
183	207	-12%	125	including adjusted income from equity affiliates	535	409	+31%
45.1%	46.9%		44.6%	Effective tax rate [15]	46.9%	50.7%	
2,330	2,585	-10%	2,557	Organic investments [1]	6,956	7,115	-2%
(42)	57	ns	(514)	Acquisitions net of assets sales [1]	51	1,600	-97%
2,288	2,642	-13%	2,043	Net investments [1]	7,007	8,715	-20%
4,273	4,353	-2%	5,165	Cash flow from operations excluding working capital (CFFO) [1]	13,104	14,436	-9%
4,763	4,535	+5%	4,240	Cash flow from operating activities	12,888	12,823	+1%

Exploration & Production adjusted net operating income was $2,482 million in the third quarter 2024, down 7% quarter-to-quarter, driven by the decrease in liquid prices that was partially compensated by an increase in gas prices.

Cash flow from operations excluding working capital (CFFO) was $4,273 million in the third quarter 2024, down 2% quarter-to-quarter.

[15] Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

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4.2 Integrated LNG

4.2.1 Production

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Hydrocarbon production for LNG	9M24	9M23	9M24 vs 9M23
465	498	-7%	433	Integrated LNG (kboe/d)	485	445	+9%
52	64	-19%	54	Liquids (kb/d)	60	59	+2%
2,263	2,351	-4%	2,056	Gas (Mcf/d)	2,309	2,100	+10%

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Liquefied Natural Gas in Mt	9M24	9M23	9M24 vs 9M23
9.5	8.8	+8%	10.5	Overall LNG sales	29.0	32.5	-11%
3.8	3.6	+5%	3.7	incl. Sales from equity production*	11.6	11.2	+3%
8.4	7.6	+11%	9.4	incl. Sales by TotalEnergies from equity production and third party purchases	25.3	29.3	-14%

* The Company's equity production may be sold by TotalEnergies or by the joint ventures.

Hydrocarbon production for LNG in the third quarter 2024 was down 7% quarter-to-quarter, notably linked to unplanned maintenance on Ichthys LNG.

LNG sales increased by 8% quarter-to-quarter, notably due to higher spot volumes, in a context of seasonal inventory replenishment.

4.2.2 Results

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars, except the average price of LNG	9M24	9M23	9M24 vs 9M23
9.91	9.32	+6%	9.56	Average price of LNG ($/Mbtu) * Consolidated subsidiaries and equity affiliates	9.61	10.92	-12%
1,063	1,152	-8%	1,342	Adjusted net operating income	3,437	4,744	-28%
538	421	+28%	385	including adjusted income from equity affiliates	1,453	1,603	-9%
451	624	-28%	495	Organic investments (1)	1,615	1,273	+27%
65	198	-67%	84	Acquisitions net of assets sales (1)	251	1,048	-76%
516	822	-37%	579	Net investments (1)	1,866	2,321	-20%
888	1,220	-27%	1,648	Cash flow from operations excluding working capital (CFFO) (1)	3,456	5,530	-38%
830	431	+93%	872	Cash flow from operating activities	2,971	5,740	-48%

* Sales in $ / Sales in volume for consolidated and equity affiliates. Does not include LNG trading activities.

Integrated LNG adjusted net operating income was $1,063 million in the third quarter 2024, down 8% quarter-to-quarter, mainly due to lower hydrocarbon production for LNG. Moreover, gas trading did not fully benefit from markets characterized by low volatility.

Cash flow from operations excluding working capital (CFFO) was $888 million in the third quarter 2024, down 27% quarter-to-quarter, for the same reasons and due to a timing effect in dividend payments from some equity affiliates of around $200 million.

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4.3 Integrated Power

4.3.1 Productions, capacities, clients and sales

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Integrated Power	9M24	9M23	9M24 vs 9M23
11.1	9.1	+23%	8.9	Net power production (TWh) *	29.7	25.5	+17%
6.7	6.8	-1%	5.4	o/w production from renewables	19.6	13.5	+45%
4.4	2.2	+96%	3.5	o/w production from gas flexible capacities	10.2	12.0	-15%
21.6	19.6	+10%	15.9	Portfolio of power generation net installed capacity (GW) **	21.6	15.9	+36%
14.5	13.8	+5%	11.6	o/w renewables	14.5	11.6	+25%
7.1	5.8	+23%	4.3	o/w gas flexible capacities	7.1	4.3	+67%
89.6	87.4	+2%	80.5	Portfolio of renewable power generation gross capacity (GW) **,***	89.6	80.5	+11%
24.2	24.0	+1%	20.2	o/w installed capacity	24.2	20.2	+20%
6.0	6.0	-	6.0	Clients power - BtB and BtC (Million) **	6.0	6.0	+1%
2.8	2.8	+1%	2.8	Clients gas - BtB and BtC (Million) **	2.8	2.8	-
10.9	11.1	-1%	11.2	Sales power - BtB and BtC (TWh)	36.9	38.2	-3%
13.9	18.9	-27%	13.8	Sales gas - BtB and BtC (TWh)	68.4	70.2	-3%

* Solar, wind, hydroelectric and gas flexible capacities.
** End of period data.
*** Includes 20% of Adani Green Energy Ltd's gross capacity, 50% of Clearway Energy Group's gross capacity and 49% of Casa dos Ventos' gross capacity.

Net power production was 11.1 TWh in the third quarter 2024, up 23% quarter-to-quarter mainly due to higher production from flexible gas assets in the United States and the acquisition of the West Burton gas-fired power plant in the United Kingdom.

Gross installed renewable power generation capacity reached 24.2 GW at the end of the third quarter 2024, up 0.2 GW quarter-to-quarter.

4.3.2 Results

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars	9M24	9M23	9M24 vs 9M23
485	502	-3%	506	Adjusted net operating income	1,598	1,326	+21%
29	35	-17%	37	including adjusted income from equity affiliates	25	116	-78%
707	596	+19%	578	Organic investments [(1)]	2,246	1,908	+18%
1,529	(88)	ns	1,354	Acquisitions net of assets sales [(1)]	2,176	1,831	+19%
2,236	508	x4.4	1,932	Net investments [(1)]	4,422	3,739	+18%
636	623	+2%	516	Cash flow from operations excluding working capital (CFFO) [(1)]	1,951	1,447	+35%
373	1,647	-77%	1,936	Cash flow from operating activities	1,771	2,935	-40%

Integrated Power adjusted net operating income and cash flow from operations excluding working capital (CFFO) were stable in the third quarter 2024 at $485 million and $636 million, respectively. This demonstrates the value of the Company's integrated business model along the power value chain, with all segments (renewables, flexible assets, marketing to customers) contributing positively to the results.

Cash flow from operations excluding working capital (CFFO) was $1,951 million for the nine first months of 2024, up 35% year-on-year, in line with the growth of the business.

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4.4 Downstream (Refining & Chemicals and Marketing & Services)

4.4.1 Results

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars	9M24	9M23	9M24 vs 9M23
605	1,018	-41%	1,822	Adjusted net operating income	2,840	5,173	-45%
561	568	-1%	625	Organic investments [(1)]	1,649	1,601	+3%
112	56	+100%	(115)	Acquisitions net of assets sales [(1)]	(1,090)	(363)	ns
673	624	+8%	510	Net investments [(1)]	559	1,238	-55%
1,177	1,776	-34%	2,205	Cash flow from operations excluding working capital (CFFO) [(1)]	4,723	6,479	-27%
1,145	3,191	-64%	2,266	Cash flow from operating activities	2,099	3,330	-37%

4.5 Refining & Chemicals

4.5.1 Refinery and petrochemicals throughput and utilization rates

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Refinery throughput and utilization rate*	9M24	9M23	9M24 vs 9M23
1,539	1,511	+2%	1,489	Total refinery throughput (kb/d)	1,468	1,456	+1%
451	430	+5%	489	France	406	404	+1%
625	636	-2%	589	Rest of Europe	627	596	+5%
463	446	+4%	410	Rest of world	435	456	-5%
86%	84%		84%	Utilization rate based on crude only**	83%	81%	

* Includes refineries in Africa reported in the Marketing & Services segment.
** Based on distillation capacity at the beginning of the year.

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Petrochemicals production and utilization rate	9M24	9M23	9M24 vs 9M23
1,314	1,248	+5%	1,330	Monomers* (kt)	3,850	3,782	+2%
1,167	1,109	+5%	1,070	Polymers (kt)	3,352	3,145	+7%
85%	79%		75%	Steam cracker utilization rate**	79%	72%	

* Olefins.
** Based on olefins production from steam crackers and their treatment capacity at the start of the year, excluding Lavera (divested) from 2nd quarter 2024.

Refining throughput was up 2% quarter-to-quarter in the third quarter 2024, mainly thanks to the restart of the Donges refinery in France.

The utilization rate based on crude was 86% in the third quarter 2024.

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4.5.2 Results

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars, except ERM	9M24	9M23	9M24 vs 9M23
15.4	44.9	-66%	100.6	European Refining Margin Marker (ERM) ($/t) *	44.0	77.2	-43%
241	639	-62%	1,399	Adjusted net operating income	1,842	4,021	-54%
329	382	-14%	386	Organic investments (1)	1,130	1,038	+9%
34	(95)	ns	(97)	Acquisitions net of assets sales (1)	(81)	(107)	ns
363	287	+26%	289	Net investments (1)	1,049	931	+13%
530	1,117	-53%	1,618	Cash flow from operations excluding working capital (CFFO) (1)	2,938	4,680	-37%
564	1,541	-63%	2,060	Cash flow from operating activities	(24)	3,132	ns

* This market indicator for European refining, calculated based on public market prices ($/t), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies. Does not include oil trading activities.

Refining & Chemicals adjusted net operating income was $241 million in the third quarter 2024, down 62% quarter-to-quarter, due to much lower refining margins in Europe (-66% quarter-to-quarter) and in the Rest of the World.

Cash flow from operations excluding working capital (CFFO) was $530 million, down 53% quarter-to-quarter, for the same reasons.

4.6 Marketing & Services

4.6.1 Petroleum product sales

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Sales in kb/d*	9M24	9M23	9M24 vs 9M23
1,383	1,363	+1%	1,399	Total Marketing & Services sales	1,353	1,386	-2%
795	773	+3%	792	Europe	761	783	-3%
588	591	-1%	608	Rest of world	592	603	-2%

* Excludes trading and bulk refining sales.

Sales of petroleum products in the third quarter 2024 were stable compared to the second quarter.

4.6.2 Results

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars	9M24	9M23	9M24 vs 9M23
364	379	-4%	423	Adjusted net operating income	998	1,152	-13%
232	186	+25%	239	Organic investments (1)	519	563	-8%
78	151	-48%	(18)	Acquisitions net of assets sales (1)	(1,009)	(256)	ns
310	337	-8%	221	Net investments (1)	(490)	307	ns
647	659	-2%	587	Cash flow from operations excluding working capital (CFFO) (1)	1,785	1,799	-1%
581	1,650	-65%	206	Cash flow from operating activities	2,123	198	x10.7

Marketing & Services results were stable quarter-to-quarter, with adjusted net operating income of $364 million and cash flow from operations excluding working capital (CFFO) of $647 million for the third quarter 2024.

10

5. TotalEnergies results 5.1 Adjusted net operating income from business segments Adjusted net operating income from business segments was: $4,635 million in the third quarter 2024 versus $5,339 million in the second quarter 2024, mainly due to much lower refining margins and the decrease in oil prices, $15,574 million in the first nine months of 2024 versus $19,383 million in the first nine months of 2023, linked to lower gas and LNG prices and, for the third quarter, lower refining margins. 5.2 Adjusted net income (1) (TotalEnergies share) TotalEnergies adjusted net income was $4,074 million in the third quarter 2024 versus $4,672 million in the second quarter 2024, mainly due to much lower refining margins and the decrease in oil prices. Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value. Adjustments to net income were ($1,780) million in the third quarter 2024, consisting mainly of: ($1.1) billion related to impairments, notably linked to the Chapter 11 bankruptcy filing of Sunpower and the exit of blocks 11B/12B and 5/6/7 in South Africa, ($0.4) billion in inventory effects, ($0.3) billion in other adjustments, notably related to the effect of changes in fair value and adjustments of deferred tax assets linked to changes in tax rates. TotalEnergies’ average tax rate was: 38.0% in the third quarter 2024 versus 40.4% in the second quarter 2024, 38.7% in the first nine months of 2024 versus 37.5% a year ago, notably due to a higher weight of Exploration & Production in the Company’s results. 5.3 Adjusted earnings per share Adjusted diluted net earnings per share were: $1.74 in the third quarter 2024, based on 2,310 million weighted average diluted shares, compared to $1.98 in the second quarter 2024, $5.87 in the first nine months of 2024, based on 2,327 million weighted average diluted shares, compared to $7.24 a year ago. As of September 30, 2024, the number of diluted shares was 2,299 million. TotalEnergies repurchased* : 29.3 million shares in the third quarter 2024 for $2 billion, 88.1 million shares* in the first nine months of 2024 for $6 billion. 5.4 Acquisitions – asset sales Acquisitions were: $1,795 million in the third quarter 2024, primarily related to the acquisition of the West Burton flexible gas capacity in the United Kingdom, acquisitions of stakes in offshore wind projects in Germany in 2023 and in the Netherlands in 2024 and investment in a new solar portfolio with Adani Green in India. $3,413 million in the first nine months of 2024, related to the above elements as well as the acquisitions of a 20% interest from Lewis Energy Group in the Dorado (Eagle Ford) gas field in the United States, the German renewable energy aggregator Quadra Energy, 1.5 GW of flexible gas capacity in Texas, battery storage developer Kyon in Germany, and Talos Low Carbon Solutions in the carbon storage industry in the United States. Divestments were: $133 million in the third quarter 2024, primarily related to earn-out payments from the sale of upstream Canadian oil assets, $2,031 million in the first nine months of 2024, related to the above elements as well as to the closing of the retail network transaction with Alimentation Couche-Tard in Belgium, Luxemburg, and the Netherlands, * Including coverage of employees share grant plans 11 the sale of a 15% interest in Absheron, in Azerbaijan, the farmdown of the Seagreen offshore wind farm in the United Kingdom, and the sale of petrochemical assets in Lavera, France.

5.5 Net cash flow [(1)]

TotalEnergies' net cash flow was:

- $1,057 million in the third quarter 2024 compared to $3,147 million in the second quarter 2024, reflecting the $956 million decrease in CFFO and the $1,134 million increase in net investments to $5,764 million in the third quarter 2024,
- $8,800 million in the first nine months of 2024 compared to $11,344 million a year ago, reflecting the $4,680 million decrease in CFFO and the $2,136 million decrease in net investments to $13,966 million in the first nine months of 2024.

2024 third quarter cash flow from operating activities was $7,171 million versus CFFO of $6,821 million, and was impacted by an improvement in working capital of $0.4 billion, mainly due to the stock effect at the end of the quarter that was partially compensated by the decrease of tax payables.

5.6 Profitability

Return on equity was 16.6% for the twelve months ended September 30, 2024.

In millions of dollars	October 1, 2023 September 30, 2024	July 1, 2023 June 30, 2024	October 1, 2022 September 30, 2023
Adjusted net income [(1)]	19,398	21,769	25,938
Average adjusted shareholders' equity	116,572	116,286	116,529
Return on equity (ROE)	**16.6%**	**18.7%**	**22.3%**

Return on average capital employed [(1)] was 14.6% for the twelve months ended September 30, 2024.

In millions of dollars	October 1, 2023 September 30, 2024	July 1, 2023 June 30, 2024	October 1, 2022 September 30, 2023
Adjusted net operating income [(1)]	20,701	23,030	27,351
Average capital employed [(1)]	142,195	138,776	135,757
ROACE [(1)]	**14.6%**	**16.6%**	**20.1%**

6. TotalEnergies SE statutory accounts

Net income for TotalEnergies SE, the parent company, amounted to:

- €4,336 million in the third quarter 2024, compared to €1,348 million in the third quarter 2023,
- €12,331 million in the first nine months of 2024, compared to €8,388 million in the first nine months of 2023.

7. Annual 2024 Sensitivities [(16)]

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price [(17)]	+/- 10 $/b	+/- 2.3 B$	+/- 2.8 B$
European gas price - NBP / TTF	+/- 2 $/Mbtu	+/- 0.4 B$	+/- 0.4 B$
European Refining Margin Marker (ERM)	+/- 10 $/t	+/- 0.4 B$	+/- 0.5 B$

(16) Sensitivities are revised once per year upon publication of the previous year's fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies' portfolio in 2024. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

(17) In a 80 $/b Brent environment.

12

8. Outlook In a context of modest global macroeconomic growth and geopolitical tensions in the Middle East, oil prices are volatile. At the end of October, the European Refining Marker (ERM) is close to 25 $/t, compared to an average of 15$/t in the third quarter. European gas prices remain at sustained levels and are expected to be between $12 and $13/Mbtu in the fourth quarter 2024, supported by the anticipation of winter gas consumption. Given the evolution of oil and gas prices in the recent months and the lag effect on price formulas, TotalEnergies anticipates that its average LNG selling price should be around $10/Mbtu in the fourth quarter 2024. Fourth quarter 2024 hydrocarbon production is expected to be between 2.4 and 2.45 Mboe/d, benefiting from the end of security-related disruptions in Libya and the start-up of the Mero-3 project in Brazil, which are compensated by several planned shutdowns during the fourth quarter of 2024. The fourth quarter 2024 refining utilization rate is anticipated to remain above 85%, with a turnaround planned at Leuna refinery in October. The Company confirms net investments guidance of $17-$18 billion in 2024. * * * * To listen to the conference call with Chairman & CEO Patrick Pouyanné and CFO Jean-Pierre Sbraire today at 12:00pm (Paris time), please log on to totalenergies.com or dial +33 (0) 1 70 91 87 04, +44 (0) 12 1281 8004 or +1 718 705 8796. The conference replay will be available on the Company's website totalenergies.com after the event. * * * * TotalEnergies contacts Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com 13

9. Operating information by segment

9.1 Company's production (Exploration & Production + Integrated LNG)

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Combined liquids and gas production by region (kboe/d)	9M24	9M23	9M24 vs 9M23
556	561	-1%	550	Europe	563	556	+1%
452	449	+1%	459	Africa	454	478	-5%
799	825	-3%	781	Middle East and North Africa	813	756	+8%
388	358	+8%	445	Americas	366	443	-17%
214	248	-14%	241	Asia-Pacific	241	257	-6%
2,409	2,441	-1%	2,476	Total production	2,437	2,490	-2%
371	359	+3%	327	includes equity affiliates	359	336	+7%

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Liquids production by region (kb/d)	9M24	9M23	9M24 vs 9M23
221	225	-2%	229	Europe	224	230	-3%
329	325	+1%	335	Africa	328	354	-7%
637	660	-4%	627	Middle East and North Africa	649	607	+7%
189	167	+14%	268	Americas	176	267	-34%
90	100	-10%	102	Asia-Pacific	98	107	-8%
1,466	1,477	-1%	1,561	Total production	1,475	1,565	-6%
154	150	+3%	156	includes equity affiliates	153	153	-

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Gas production by region (Mcf/d)	9M24	9M23	9M24 vs 9M23
1,812	1,814	-	1,733	Europe	1,832	1,760	+4%
632	620	+2%	619	Africa	633	615	+3%
888	904	-2%	844	Middle East and North Africa	896	817	+10%
1,100	1,061	+4%	989	Americas	1,055	986	+7%
661	781	-15%	736	Asia-Pacific	758	807	-6%
5,093	5,180	-2%	4,921	Total production	5,174	4,985	+4%
1,190	1,127	+6%	933	includes equity affiliates	1,120	996	+12%

14

9.2 Downstream (Refining & Chemicals and Marketing & Services)

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Petroleum product sales by region (kb/d)	9M24	9M23	9M24 vs 9M23
1,932	1,840	+5%	1,838	Europe	1,849	1,716	+8%
585	558	+5%	621	Africa	578	629	-8%
1,091	989	+10%	946	Americas	1,038	904	+15%
747	639	+17%	624	Rest of world	699	637	+10%
4,355	4,026	+8%	4,029	Total consolidated sales	4,164	3,886	+7%
395	397	-1%	407	Includes bulk sales	397	406	-2%
2,578	2,266	+14%	2,222	Includes trading	2,414	2,095	+15%

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Petrochemicals production* (kt)	9M24	9M23	9M24 vs 9M23
954	900	+6%	1,018	Europe	2,844	3,091	-8%
765	756	+1%	611	Americas	2,166	1,837	+18%
762	702	+9%	771	Middle East and Asia	2,192	1,999	+10%

* Olefins, polymers.

15

9.3 Integrated Power

9.3.1 Net power production

Net power production (TWh)	3Q24						2Q24					
	Solar	Onshore Wind	Offshore Wind	Gas	Others	**Total**	Solar	Onshore Wind	Offshore Wind	Gas	Others	**Total**
France	0.2	0.1	-	0.6	0.0	**0.9**	0.2	0.2	-	0.4	0.0	**0.8**
Rest of Europe	0.1	0.4	0.2	1.3	0.1	**2.1**	0.1	0.4	0.4	0.4	0.1	**1.4**
Africa	0.0	0.0	-	-	-	**0.0**	0.0	0.0	-	-	-	**0.0**
Middle East	0.2	-	-	0.3	-	**0.5**	0.3	-	-	0.2	-	**0.5**
North America	1.2	0.4	-	2.2	-	**3.8**	0.9	0.6	-	1.2	-	**2.8**
South America	0.1	1.1	-	-	-	**1.2**	0.1	0.8	-	-	-	**0.9**
India	1.6	0.4	-	-	-	**2.0**	1.9	0.4	-	-	-	**2.2**
Pacific Asia	0.4	0.0	0.0	-	-	**0.4**	0.4	0.0	0.0	-	-	**0.5**
Total	**4.0**	**2.4**	**0.3**	**4.4**	**0.1**	**11.1**	**3.9**	**2.3**	**0.5**	**2.2**	**0.1**	**9.1**

9.3.2 Installed power generation net capacity

Installed power generation net capacity (GW) [18]	3Q24						2Q24					
	Solar	Onshore Wind	Offshore Wind	Gas	Others	**Total**	Solar	Onshore Wind	Offshore Wind	Gas	Others	**Total**
France	0.6	0.4	-	2.6	0.2	**3.7**	0.6	0.4	-	2.6	0.1	**3.7**
Rest of Europe	0.3	0.9	0.3	2.7	0.2	**4.4**	0.3	0.9	0.3	1.4	0.1	**2.9**
Africa	0.1	0.0	-	-	0.0	**0.1**	0.1	0.0	-	-	0.0	**0.1**
Middle East	0.4	-	-	0.3	-	**0.8**	0.4	-	-	0.3	-	**0.8**
North America	2.6	0.8	-	1.5	0.4	**5.3**	2.3	0.8	-	1.5	0.4	**5.0**
South America	0.4	0.9	-	-	-	**1.2**	0.4	0.9	-	-	-	**1.2**
India	4.3	0.5	-	-	-	**4.9**	4.2	0.5	-	-	-	**4.7**
Pacific Asia	1.1	0.0	0.1	-	0.0	**1.2**	1.1	0.0	0.1	-	0.0	**1.2**
Total	**9.8**	**3.6**	**0.4**	**7.1**	**0.7**	**21.6**	**9.3**	**3.5**	**0.4**	**5.8**	**0.7**	**19.6**

(18) End-of-period data.

16

9.3.3 Power generation gross capacity from renewables

Installed power generation gross capacity from renewables (GW) [19],[20]	3Q24					2Q24				
	Solar	Onshore Wind	Offshore Wind	Other	**Total**	Solar	Onshore Wind	Offshore Wind	Other	**Total**
France	1.1	0.7	-	0.2	**2.1**	1.1	0.7	-	0.2	**2.0**
Rest of Europe	0.3	1.1	1.1	0.2	**2.8**	0.3	1.1	1.1	0.2	**2.7**
Africa	0.1	-	-	0.0	**0.1**	0.1	-	-	0.0	**0.1**
Middle East	1.2	-	-	-	**1.2**	1.2	-	-	-	**1.2**
North America	4.9	2.2	-	0.7	**7.7**	5.2	2.2	-	0.7	**8.1**
South America	0.4	1.3	-	-	**1.6**	0.4	1.3	-	-	**1.6**
India	6.1	0.6	-	-	**6.7**	5.9	0.5	-	-	**6.5**
Asia-Pacific	1.6	0.0	0.4	0.0	**2.0**	1.5	-	0.3	-	**1.8**
Total	**15.6**	**5.9**	**1.6**	**1.1**	**24.2**	**15.7**	**5.8**	**1.4**	**1.1**	**24.0**

Power generation gross capacity from renewables in construction (GW) [19],[20]	3Q24					2Q24				
	Solar	Onshore Wind	Offshore Wind	Other	**Total**	Solar	Onshore Wind	Offshore Wind	Other	**Total**
France	0.2	0.0	0.0	0.0	**0.2**	0.1	0.0	0.0	0.0	**0.2**
Rest of Europe	0.4	0.1	0.8	0.1	**1.4**	0.4	0.2	-	0.1	**0.6**
Africa	0.3	-	-	0.1	**0.4**	0.3	-	-	0.1	**0.4**
Middle East	0.1	-	-	-	**0.1**	0.1	-	-	-	**0.1**
North America	1.7	0.0	-	0.4	**2.1**	1.7	0.0	-	0.3	**2.0**
South America	0.3	0.6	-	0.2	**1.1**	0.0	0.6	-	-	**0.7**
India	3.9	-	-	-	**3.9**	0.5	0.1	-	-	**0.5**
Asia-Pacific	0.1	-	0.2	-	**0.3**	0.0	0.0	0.4	-	**0.4**
Total	**6.9**	**0.8**	**1.0**	**0.7**	**9.5**	**3.2**	**0.9**	**0.4**	**0.4**	**5.0**

Power generation gross capacity from renewables in development (GW) [19],[20]	3Q24					2Q24				
	Solar	Onshore Wind	Offshore Wind	Other	**Total**	Solar	Onshore Wind	Offshore Wind	Other	**Total**
France	1.1	0.4	-	0.1	**1.6**	1.4	0.4	-	0.1	**1.9**
Rest of Europe	4.6	0.8	8.9	2.6	**16.9**	4.4	0.8	8.9	2.2	**16.4**
Africa	0.7	0.3	-	-	**1.0**	0.7	0.3	-	-	**1.0**
Middle East	1.8	-	-	-	**1.8**	1.8	-	-	-	**1.8**
North America	8.8	3.3	4.1	4.9	**21.0**	9.7	2.9	4.1	4.4	**21.1**
South America	1.8	1.2	-	0.0	**3.0**	2.1	1.2	-	0.2	**3.4**
India	2.2	0.1	-	-	**2.3**	4.5	0.2	-	-	**4.7**
Asia-Pacific	3.6	1.1	2.6	1.1	**8.4**	3.4	1.1	2.6	1.1	**8.2**
Total	**24.4**	**7.2**	**15.6**	**8.7**	**55.9**	**28.0**	**6.8**	**15.6**	**8.0**	**58.5**

(19) Includes 20% of the gross capacities of Adani Green Energy Limited, 50% of Clearway Energy Group and 49% of Casa dos Ventos.
(20) End-of-period data.

17

10. Alternative Performance Measures (Non-GAAP measures)

10.1 Adjustment items to net income (TotalEnergies share)

3Q24	2Q24	3Q23	In millions of dollars	9M24	9M23
2,294	**3,787**	**6,676**	**Net income (TotalEnergies share)**	**11,802**	**16,321**
(1,337)	(274)	(749)	Special items affecting net income (TotalEnergies share)	(806)	(1,285)
-	(110)	-	Gain (loss) on asset sales	1,397	203
(10)	(11)	-	Restructuring charges	(21)	(5)
(1,100)	-	(614)	Impairments	(1,744)	(1,143)
(227)	(153)	(135)	Other	(438)	(340)
(359)	(320)	607	After-tax inventory effect : FIFO vs. replacement cost	(555)	(164)
(84)	(291)	365	Effect of changes in fair value	(695)	(180)
(1,780)	**(885)**	**223**	**Total adjustments affecting net income**	**(2,056)**	**(1,629)**
4,074	**4,672**	**6,453**	**Adjusted net income (TotalEnergies share)**	**13,858**	**17,950**

18

10.2 Reconciliation of adjusted EBITDA with consolidated financial statements

10.2.1 Reconciliation of net income (TotalEnergies share) to adjusted EBITDA

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars	9M24	9M23	9M24 vs 9M23
2,294	**3,787**	*-39%*	**6,676**	**Net income (TotalEnergies share)**	**11,802**	**16,321**	*-28%*
1,780	885	*x2*	(223)	Less: adjustment items to net income (TotalEnergies share)	2,056	1,629	*+26%*
4,074	**4,672**	*-13%*	**6,453**	**Adjusted net income (TotalEnergies share)**	**13,858**	**17,950**	*-23%*
				Adjusted items			
90	67	*+34%*	82	Add: non-controlling interests	257	217	*+18%*
2,369	2,977	*-20%*	3,130	Add: income taxes	8,337	9,935	*-16%*
3,048	2,962	*+3%*	2,967	Add: depreciation, depletion and impairment of tangible assets and mineral interests	8,952	8,952	-
103	87	*+18%*	88	Add: amortization and impairment of intangible assets	282	279	*+1%*
797	725	*+10%*	726	Add: financial interest on debt	2,230	2,160	*+3%*
(433)	(417)	*ns*	(384)	Less: financial income and expense from cash & cash equivalents	(1,302)	(1,159)	*ns*
10,048	**11,073**	*-9%*	**13,062**	**Adjusted EBITDA**	**32,614**	**38,334**	*-15%*

10.2.2 Reconciliation of revenues from sales to adjusted EBITDA and net income (TotalEnergies share)

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars	9M24	9M23	9M24 vs 9M23
				Adjusted items			
47,429	49,183	*-4%*	54,413	Revenues from sales	148,495	164,180	*-10%*
(30,856)	(31,314)	*ns*	(34,738)	Purchases, net of inventory variation	(95,695)	(105,596)	*ns*
(7,147)	(7,664)	*ns*	(7,346)	Other operating expenses	(22,391)	(22,852)	*ns*
(101)	(97)	*ns*	(245)	Exploration costs	(286)	(401)	*ns*
59	146	*-60%*	142	Other income	445	335	*+33%*
(121)	(37)	*ns*	64	Other expense, excluding amortization and impairment of intangible assets	(283)	(138)	*ns*
293	433	*-32%*	296	Other financial income	1,008	945	*+7%*
(214)	(213)	*ns*	(186)	Other financial expense	(642)	(542)	*ns*
706	636	*+11%*	662	Net income (loss) from equity affiliates	1,963	2,403	*-18%*
10,048	**11,073**	*-9%*	**13,062**	**Adjusted EBITDA**	**32,614**	**38,334**	*-15%*
				Adjusted items			
(3,048)	(2,962)	*ns*	(2,967)	Less: depreciation, depletion and impairment of tangible assets and mineral interests	(8,952)	(8,952)	*ns*
(103)	(87)	*ns*	(88)	Less: amortization of intangible assets	(282)	(279)	*ns*
(797)	(725)	*ns*	(726)	Less: financial interest on debt	(2,230)	(2,160)	*ns*
433	417	*+4%*	384	Add: financial income and expense from cash & cash equivalents	1,302	1,159	*+12%*
(2,369)	(2,977)	*ns*	(3,130)	Less: income taxes	(8,337)	(9,935)	*ns*
(90)	(67)	*ns*	(82)	Less: non-controlling interests	(257)	(217)	*ns*
(1,780)	(885)	*ns*	223	Add: adjustment (TotalEnergies share)	(2,056)	(1,629)	*ns*
2,294	**3,787**	*-39%*	**6,676**	**Net income (TotalEnergies share)**	**11,802**	**16,321**	*-28%*

19

10.3 Investments – Divestments (TotalEnergies share)

Reconciliation of Cash flow used in investing activities to Net investments

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars	9M24	9M23	9M24 vs 9M23
5,562	**4,558**	*22%*	**4,987**	**Cash flow used in investing activities (a)**	**13,587**	**15,822**	*-14%*
-	-	*ns*	-	Other transactions with non-controlling interests (b)	-	-	*ns*
57	(29)	*ns*	(17)	Organic loan repayment from equity affiliates (c)	31	(5)	*ns*
-	-	*ns*	43	Change in debt from renewable projects financing (d) *	-	81	*-100%*
119	97	*23%*	64	Capex linked to capitalized leasing contracts (e)	319	188	*+70%*
26	4	*x6.5*	14	Expenditures related to carbon credits (f)	29	16	*+81%*
5,764	**4,630**	*24%*	**5,091**	**Net investments (a + b + c + d + e + f = g - i + h)**	**13,966**	**16,102**	*-13%*
1,662	220	*x7.5*	808	of which acquisitions net of assets sales (g-i)	1,382	4,115	*-66%*
1,795	544	*x3.3*	1,992	Acquisitions (g)	3,413	5,730	*-40%*
133	324	*-59%*	1,184	Asset sales (i)	2,031	1,615	*+26%*
-	-	*ns*	(43)	Change in debt from renewable projects (partner share)	-	(81)	*-100%*
4,102	4,410	*-7%*	4,283	of which organic investments (h)	12,584	11,987	*+5%*
148	101	*46%*	346	Capitalized exploration	394	879	*-55%*
458	589	*-22%*	422	Increase in non-current loans	1,585	1,162	*+36%*
(140)	(178)	*ns*	(120)	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(464)	(433)	*ns*
-	-	*ns*	-	Change in debt from renewable projects (TotalEnergies share)	-	-	*ns*

* Change in debt from renewable projects (TotalEnergies share and partner share).

10.4 Cash flow (TotalEnergies share)

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO), to DACF and to Net cash flow

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars	9M24	9M23	9M24 vs 9M23
7,171	**9,007**	*-20%*	**9,496**	**Cash flow from operating activities (a)**	**18,347**	**24,529**	*-25%*
871	1,669	*-48%*	(582)	(Increase) decrease in working capital (b) *	(3,581)	(2,851)	*ns*
(464)	(468)	*ns*	764	Inventory effect (c)	(807)	10	*ns*
-	-	*ns*	43	Capital gain from renewable project sales (d)	-	81	*-100%*
57	(29)	*ns*	(17)	Organic loan repayments from equity affiliates (e)	31	(5)	*ns*
6,821	**7,777**	*-12%*	**9,340**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**22,766**	**27,446**	*-17%*
(188)	(118)	*ns*	(211)	Financial charges	(449)	(476)	*ns*
7,009	**7,895**	*-11%*	**9,551**	**Debt Adjusted Cash Flow (DACF)**	**23,215**	**27,922**	*-17%*
4,102	4,410	*-7%*	4,283	Organic investments (g)	12,584	11,987	*+5%*
2,719	**3,367**	*-19%*	**5,058**	**Free cash flow after organic investments (f - g)**	**10,182**	**15,459**	*-34%*
5,764	4,630	*+24%*	5,091	Net investments (h)	13,966	16,102	*-13%*
1,057	**3,147**	*-66%*	**4,249**	**Net cash flow (f - h)**	**8,800**	**11,344**	*-22%*

* Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments' contracts.

20

10.5 Gearing ratio

In millions of dollars	09/30/2024	06/30/2024	09/30/2023
Current borrowings *	11,805	9,358	15,193
Other current financial liabilities	488	461	415
Current financial assets * · **	(5,780)	(6,425)	(6,585)
Net financial assets classified as held for sale *	204	(61)	(44)
Non-current financial debt *	37,824	34,726	33,947
Non-current financial assets *	(1,307)	(1,166)	(1,519)
Cash and cash equivalents	(25,672)	(23,211)	(24,731)
Net debt (a)	**17,562**	**13,682**	**16,676**
Shareholders' equity (TotalEnergies share)	116,059	117,379	115,767
Non-controlling interests	2,557	2,648	2,657
Shareholders' equity (b)	**118,616**	**120,027**	**118,424**
Gearing = a / (a+b)	**12.9%**	**10.2%**	**12.3%**
Leases (c)	*8,338*	*8,012*	*8,277*
Gearing including leases (a+c) / (a+b+c)	*17.9%*	*15.3%*	*17.4%*

* Excludes leases receivables and leases debts.
** Including initial margins held as part of the Company's activities on organized markets.

10.6 Return on average capital employed

Twelve months ended September 30, 2024

In millions of dollars	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Company
Adjusted net operating income	10,501	4,893	2,125	2,475	1,304	20,701
Capital employed at 09/30/2023	69,392	36,033	20,043	9,002	9,025	141,093
Capital employed at 09/30/2024	64,859	39,460	24,589	9,050	7,325	143,297
ROACE	**15.6%**	**13.0%**	**9.5%**	**27.4%**	**16.0%**	**14.6%**

10.7 Payout

In millions of dollars	9M24	9M23	2023
Dividend paid (parent company shareholders)	5,719	5,648	7,517
Repayment of treasury shares	6,018	6,203	9,167
Payout ratio	**49%**	**43%**	**46%**

21

GLOSSARY Acquisitions net of assets sales is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Acquisitions net of assets sales refer to acquisitions minus assets sales (including other operations with non-controlling interests). This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates the allocation of cash flow used for growing the Company’s asset base via external growth opportunities. Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. It refers to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure and compare the Company’s profitability with utility companies (energy sector). Adjusted net income (TotalEnergies share) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income (TotalEnergies share). Adjusted Net Income (TotalEnergies share) refers to Net Income (TotalEnergies share) less adjustment items to Net Income (TotalEnergies share). Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and to understand its operating trends by removing the impact of non-operational results and special items. Adjusted net operating income is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. Adjusted Net Operating Income refers to Net Income before net cost of net debt, i.e., cost of net debt net of its tax effects, less adjustment items. Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. Adjusted Net Operating Income can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and understanding its operating trends, by removing the impact of non-operational results and special items and is used to evaluate the Return on Average Capital Employed (ROACE) as explained below. Capital Employed is a non-GAAP financial measure. They are calculated at replacement cost and refer to capital employed (balance sheet) less inventory valuations effect. Capital employed (balance sheet) refers to the sum of the following items: (i) Property, plant and equipment, intangible assets, net, (ii) Investments & loans in equity affiliates, (iii) Other non-current assets, (iv) Working capital which is the sum of: Inventories, net, Accounts receivable, net, other current assets, Accounts payable, Other creditors and accrued liabilities(v) Provisions and other non-current liabilities and (vi) Assets and liabilities classified as held for sale. Capital Employed can be a valuable tool for decision makers, analysts and shareholders alike to provide insight on the amount of capital investment used by the Company or its business segments to operate. Capital Employed is used to calculate the Return on Average Capital Employed (ROACE). Cash Flow From Operations excluding working capital (CFFO) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Cash Flow From Operations excluding working capital is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power contracts, including capital gain from renewable projects sales and including organic loan repayments from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to help understand changes in cash flow from operating activities, excluding the impact of working capital changes across periods on a consistent basis and with the performance of peer companies in a manner that, when viewed in combination with the Company’s results prepared in accordance with GAAP, provides a more complete understanding of the factors and trends affecting the Company’s business and performance. This performance indicator is used by the Company as a base for its cash flow allocation and notably to guide on the share of its cash flow to be allocated to the distribution to shareholders. Debt adjusted cash flow (DACF) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. DACF is defined as Cash Flow From Operations excluding working capital (CFFO) without financial charges. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it corresponds to the funds theoretically available to the Company for investments, debt repayment and distribution to shareholders, and therefore facilitates comparison of the Company’s results of operations with those of other registrants, independent of their capital structure and working capital requirements. Free cash flow after Organic Investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Free cash flow after Organic Investments, refers to Cash Flow From Operations excluding working capital minus Organic Investments. Organic Investments refer to Net Investments excluding acquisitions, asset sales and other transactions with non-controlling interests. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates operating cash flow generated by the business post allocation of cash for Organic Investments. Gearing is a non-GAAP financial measure and its most directly comparable IFRS measure is the ratio of total financial liabilities to total equity. Gearing is a Net-debt-to-capital ratio, which is calculated as the ratio of Net debt excluding leases to (Equity + Net debt excluding leases). This indicator can be a valuable tool for decision makers, analysts and shareholders alike to assess the strength of the Company’s balance sheet. Net cash flow is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Net cash flow refers to Cash Flow From Operations excluding working capital minus Net Investments. Net cash flow can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow generated by the operations of the Company post allocation of cash for Organic Investments and Acquisitions net of assets sales (acquisitions - assets sales - other operations with non-controlling interests). This performance indicator corresponds to the cash flow available to repay debt and allocate cash to shareholder distribution or share buybacks. Net investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net Investments refer to Cash flow used in investing activities including other transactions with non-controlling interests, including change in debt from renewable projects financing, including expenditures related to carbon credits, including capex linked to capitalized leasing contracts and excluding organic loan repayment from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to illustrate the cash directed to growth opportunities, both internal and external, thereby showing, when combined with the Company’s cash flow statement prepared under IFRS, how cash is generated and allocated for uses within the organization. Net Investments are the sum of Organic Investments and Acquisitions net of assets sales each of which is described in the Glossary. Organic investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Organic investments refers to Net Investments, excluding acquisitions, asset sales and other operations with non-controlling 22 interests. Organic Investments can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow used by the Company to grow its asset base, excluding sources of external growth. Payout is a non-GAAP financial measure. Payout is defined as the ratio of the dividends and share buybacks for cancellation to the Cash Flow From Operations excluding working capital. This indicator can be a valuable tool for decision makers, analysts and shareholders as it provides the portion of the Cash Flow From Operations excluding working capital distributed to the shareholder. Return on Average Capital Employed (ROACE) is a non-GAAP financial measure. ROACE is the ratio of Adjusted Net Operating Income to average Capital Employed at replacement cost between the beginning and the end of the period. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure the profitability of the Company’s average Capital Employed in its business operations and is used by the Company to benchmark its performance internally and externally with its peers. 23

Disclaimer The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities. This press release presents the results for the third quarter of 2024 and first nine months of 2024 from the consolidated financial statements of TotalEnergies SE as of September 30, 2024 (unaudited). The limited review procedures by the Statutory Auditors are underway. The notes to the consolidated financial statements (unaudited) are available on the website totalenergies.com. This document may contain forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document. These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto. Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company’s views only as of the date this document is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Company has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”). Additionally, the developments of environmental and climate change-related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of our will. Moreover, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily "material" under US securities laws for SEC reporting purposes or under applicable securities law. Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted operating income, adjusted net operating income, adjusted net income), return on equity (ROE), return on average capital employed (ROACE), gearing ratio, operating cash flow before working capital changes, the shareholder rate of return. These indicators are meant to facilitate the analysis of the financial performance of TotalEnergies and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of TotalEnergies. These adjustment items include: (i) Special items Due to their unusual nature or particular significance, certain transactions qualifying as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent, or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years. (ii) The inventory valuation effect In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost methods. (iii) Effect of changes in fair value The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence. The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. Euro amounts presented for the fully adjusted-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros. Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at the Company website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov. 24

TotalEnergies financial statements Third quarter 2024 consolidated accounts, IFRS 25

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

(M$)[a]	3rd quarter 2024	2nd quarter 2024	3rd quarter 2023
Sales	**52,021**	**53,743**	**59,017**
Excise taxes	(4,592)	(4,560)	(4,604)
Revenues from sales	47,429	49,183	54,413
Purchases, net of inventory variation	(31,425)	(32,117)	(33,676)
Other operating expenses	(7,269)	(7,729)	(7,562)
Exploration costs	(572)	(97)	(245)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,392)	(2,976)	(3,055)
Other income	45	3	535
Other expense	(374)	(251)	(928)
Financial interest on debt	(797)	(725)	(726)
Financial income and expense from cash & cash equivalents	457	408	459
Cost of net debt	(340)	(317)	(267)
Other financial income	319	459	311
Other financial expense	(214)	(213)	(186)
Net income (loss) from equity affiliates	333	627	754
Income taxes	(2,179)	(2,725)	(3,404)
Consolidated net income	**2,361**	**3,847**	**6,690**
TotalEnergies share	2,294	3,787	6,676
Non-controlling interests	67	60	14
Earnings per share ($)	0.97	1.61	2.74
Fully-diluted earnings per share ($)	0.96	1.60	2.73

(a) Except for per share amounts.

26

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

(M$)	3rd quarter 2024	2nd quarter 2024	3rd quarter 2023
Consolidated net income	**2,361**	**3,847**	**6,690**
Other comprehensive income			
Actuarial gains and losses	3	22	(1)
Change in fair value of investments in equity instruments	(141)	103	3
Tax effect	29	(11)	(2)
Currency translation adjustment generated by the parent company	3,151	(683)	(1,861)
Items not potentially reclassifiable to profit and loss	**3,042**	**(569)**	**(1,861)**
Currency translation adjustment	(2,457)	523	1,204
Cash flow hedge	(13)	593	306
Variation of foreign currency basis spread	(4)	-	(3)
Share of other comprehensive income of equity affiliates, net amount	(208)	(38)	31
Other	2	(2)	(4)
Tax effect	(1)	(153)	(46)
Items potentially reclassifiable to profit and loss	**(2,681)**	**923**	**1,488**
Total other comprehensive income (net amount)	**361**	**354**	**(373)**
Comprehensive income	**2,722**	**4,201**	**6,317**
TotalEnergies share	*2,631*	*4,134*	*6,313*
Non-controlling interests	*91*	*67*	*4*

27

CONSOLIDATED STATEMENT OF INCOME TotalEnergies (unaudited) 9 months 9 months (M$)(a) 2024 2023 Sales 162,042 177,891 Excise taxes (13,547) (13,711) Revenues from sales 148,495 164,180 Purchases, net of inventory variation (97,322) (105,891) Other operating expenses (22,641) (23,253) Exploration costs (757) (399) Depreciation, depletion and impairment of tangible assets and mineral interests (9,310) (9,223) Other income 1,806 992 Other expense (940) (1,594) Financial interest on debt (2,230) (2,160) Financial income and expense from cash & cash equivalents 1,337 1,362 Cost of net debt (893) (798) Other financial income 1,084 982 Other financial expense (642) (542) Net income (loss) from equity affiliates 978 1,981 Income taxes (7,846) (9,962) Consolidated net income 12,012 16,473 TotalEnergies share 11,802 16,321 Non-controlling interests 210 152 Earnings per share ($) 5.02 6.61 Fully-diluted earnings per share ($) 4.99 6.57 (a) Except for per share amounts. 28

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME TotalEnergies (unaudited) 9 months 9 months (M$) 2024 2023 Consolidated net income 12,012 16,473 Other comprehensive income Actuarial gains and losses 23 137 Change in fair value of investments in equity instruments 2 6 Tax effect 10 (53) Currency translation adjustment generated by the parent company 962 (452) Items not potentially reclassifiable to profit and loss 997 (362) Currency translation adjustment (835) (95) Cash flow hedge 1,387 2,197 Variation of foreign currency basis spread (19) 5 share of other comprehensive income of equity affiliates, net amount (322) (64) Other 2 (5) Tax effect (373) (518) Items potentially reclassifiable to profit and loss (160) 1,520 Total other comprehensive income (net amount) 837 1,158 Comprehensive income 12,849 17,631 TotalEnergies share 12,635 17,539 Non-controlling interests 214 92 29

CONSOLIDATED BALANCE SHEET

TotalEnergies

(M$)	September 30, 2024 (unaudited)	June 30, 2024 (unaudited)	December 31, 2023	September 30, 2023 (unaudited)
ASSETS				
Non-current assets				
Intangible assets, net	33,891	33,477	33,083	32,911
Property, plant and equipment, net	110,125	109,403	108,916	106,721
Equity affiliates : investments and loans	33,963	32,800	30,457	30,153
Other investments	1,656	1,740	1,543	1,342
Non-current financial assets	2,578	2,469	2,395	2,710
Deferred income taxes	3,727	3,568	3,418	3,535
Other non-current assets	4,170	4,235	4,313	3,991
Total non-current assets	**190,110**	**187,692**	**184,125**	**181,363**
Current assets				
Inventories, net	18,532	20,189	19,317	22,512
Accounts receivable, net	18,777	20,647	23,442	23,598
Other current assets	21,933	20,014	20,821	22,252
Current financial assets	6,151	6,823	6,585	6,892
Cash and cash equivalents	25,672	23,211	27,263	24,731
Assets classified as held for sale	2,830	912	2,101	8,656
Total current assets	**93,895**	**91,796**	**99,529**	**108,641**
Total assets	**284,005**	**279,488**	**283,654**	**290,004**
LIABILITIES & SHAREHOLDERS' EQUITY				
Shareholders' equity				
Common shares	7,577	7,577	7,616	7,616
Paid-in surplus and retained earnings	130,804	130,688	126,857	123,506
Currency translation adjustment	(13,793)	(14,415)	(13,701)	(13,461)
Treasury shares	(8,529)	(6,471)	(4,019)	(1,894)
Total shareholders' equity - TotalEnergies share	**116,059**	**117,379**	**116,753**	**115,767**
Non-controlling interests	**2,557**	**2,648**	**2,700**	**2,657**
Total shareholders' equity	**118,616**	**120,027**	**119,453**	**118,424**
Non-current liabilities				
Deferred income taxes	11,750	12,461	11,688	11,633
Employee benefits	1,890	1,819	1,993	1,837
Provisions and other non-current liabilities	20,290	20,295	21,257	22,657
Non-current financial debt	45,750	42,526	40,478	41,022
Total non-current liabilities	**79,680**	**77,101**	**75,416**	**77,149**
Current liabilities				
Accounts payable	34,668	36,449	41,335	37,268
Other creditors and accrued liabilities	34,716	33,442	36,727	37,405
Current borrowings	13,853	11,271	9,590	16,876
Other current financial liabilities	488	461	446	415
Liabilities directly associated with the assets classified as held for sale	1,984	737	687	2,467
Total current liabilities	**85,709**	**82,360**	**88,785**	**94,431**
Total liabilities & shareholders' equity	**284,005**	**279,488**	**283,654**	**290,004**

30

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

(M$)	3rd quarter 2024	2nd quarter 2024	3rd quarter 2023
CASH FLOW FROM OPERATING ACTIVITIES			
Consolidated net income	2,361	3,847	6,690
Depreciation, depletion, amortization and impairment	4,020	3,080	3,621
Non-current liabilities, valuation allowances and deferred taxes	(93)	(53)	686
(Gains) losses on disposals of assets	(3)	182	(521)
Undistributed affiliates' equity earnings	(13)	(250)	(325)
(Increase) decrease in working capital	836	2,013	(923)
Other changes, net	63	188	268
Cash flow from operating activities	**7,171**	**9,007**	**9,496**
CASH FLOW USED IN INVESTING ACTIVITIES			
Intangible assets and property, plant and equipment additions	(4,110)	(3,699)	(3,808)
Acquisitions of subsidiaries, net of cash acquired	(497)	(251)	(1,607)
Investments in equity affiliates and other securities	(845)	(481)	(482)
Increase in non-current loans	(458)	(621)	(451)
Total expenditures	**(5,910)**	**(5,052)**	**(6,348)**
Proceeds from disposals of intangible assets and property, plant and equipment	32	44	914
Proceeds from disposals of subsidiaries, net of cash sold	82	213	7
Proceeds from disposals of non-current investments	37	56	308
Repayment of non-current loans	197	181	132
Total divestments	**348**	**494**	**1,361**
Cash flow used in investing activities	**(5,562)**	**(4,558)**	**(4,987)**
CASH FLOW FROM FINANCING ACTIVITIES			
Issuance (repayment) of shares:			
- Parent company shareholders	-	521	-
- Treasury shares	(2,005)	(2,007)	(2,098)
Dividends paid:			
- Parent company shareholders	(1,963)	(1,853)	(1,962)
- Non-controlling interests	(171)	(127)	(168)
Net issuance (repayment) of perpetual subordinated notes	-	(1,622)	-
Payments on perpetual subordinated notes	(23)	(50)	(22)
Other transactions with non-controlling interests	(14)	(19)	(11)
Net issuance (repayment) of non-current debt	3,080	4,319	47
Increase (decrease) in current borrowings	911	(5,453)	(446)
Increase (decrease) in current financial assets and liabilities	760	(530)	(182)
Cash flow from / (used in) financing activities	**575**	**(6,821)**	**(4,842)**
Net increase (decrease) in cash and cash equivalents	**2,184**	**(2,372)**	**(333)**
Effect of exchange rates	277	(57)	(508)
Cash and cash equivalents at the beginning of the period	23,211	25,640	25,572
Cash and cash equivalents at the end of the period	**25,672**	**23,211**	**24,731**

31

CONSOLIDATED STATEMENT OF CASH FLOW TotalEnergies (unaudited) 9 months 9 months (M$) 2024 2023 CASH FLOW FROM OPERATING ACTIVITIES Consolidated net income 12,012 16,473 Depreciation, depletion, amortization and impairment 10,136 10,003 Non-current liabilities, valuation allowances and deferred taxes 146 1,081 (Gains) losses on disposals of assets (1,431) (843) Undistributed affiliates' equity earnings 25 (291) (Increase) decrease in working capital (2,837) (2,217) Other changes, net 296 323 Cash flow from operating activities 18,347 24,529 CASH FLOW USED IN INVESTING ACTIVITIES Intangible assets and property, plant and equipment additions (11,229) (12,646) Acquisitions of subsidiaries, net of cash acquired (1,507) (1,762) Investments in equity affiliates and other securities (1,814) (2,411) Increase in non-current loans (1,617) (1,206) Total expenditures (16,167) (18,025) Proceeds from disposals of intangible assets and property, plant and equipment 413 1,013 Proceeds from disposals of subsidiaries, net of cash sold 1,513 228 Proceeds from disposals of non-current investments 127 490 Repayment of non-current loans 527 472 Total divestments 2,580 2,203 Cash flow used in investing activities (13,587) (15,822) CASH FLOW FROM FINANCING ACTIVITIES Issuance (repayment) of shares: - Parent company shareholders 521 383 - Treasury shares (6,018) (6,203) Dividends paid: - Parent company shareholders (5,719) (5,648) - Non-controlling interests (304) (294) Net issuance (repayment) of perpetual subordinated notes (1,622) (1,081) Payments on perpetual subordinated notes (232) (260) Other transactions with non-controlling interests (50) (110) Net issuance (repayment) of non-current debt 7,441 151 Increase (decrease) in current borrowings (1,006) (5,831) Increase (decrease) in current financial assets and liabilities 501 2,202 Cash flow from / (used in) financing activities (6,488) (16,691) Net increase (decrease) in cash and cash equivalents (1,728) (7,984) Effect of exchange rates 137 (311) Cash and cash equivalents at the beginning of the period 27,263 33,026 Cash and cash equivalents at the end of the period 25,672 24,731 32

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

TotalEnergies

(unaudited)

	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders' equity - TotalEnergies Share	Non-controlling interests	Total shareholders' equity
(M$)	Number	Amount			Number	Amount			
As of January 1, 2023	**2,619,131,285**	**8,163**	**123,951**	**(12,836)**	**(137,187,667)**	**(7,554)**	**111,724**	**2,846**	**114,570**
Net income of the first nine months 2023	-	-	16,321	-	-	-	16,321	152	16,473
Other comprehensive income	-	-	1,815	(597)	-	-	1,218	(60)	1,158
Comprehensive Income	**-**	**-**	**18,136**	**(597)**	**-**	**-**	**17,539**	**92**	**17,631**
Dividend	-	-	(5,765)	-	-	-	(5,765)	(294)	(6,059)
Issuance of common shares	8,002,155	22	361	-	-	-	383	-	383
Purchase of treasury shares	-	-	-	-	(100,511,783)	(7,024)	(7,024)	-	(7,024)
Sale of treasury shares[(a)]	-	-	(396)	-	6,463,426	396	-	-	-
Share-based payments	-	-	232	-	-	-	232	-	232
Share cancellation	(214,881,605)	(569)	(11,720)	-	214,881,605	12,289	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(1,107)	-	-	-	(1,107)	-	(1,107)
Payments on perpetual subordinated notes	-	-	(223)	-	-	-	(223)	-	(223)
Other operations with non-controlling interests	-	-	39	(28)	-	-	11	12	23
Other items	-	-	(2)	-	-	(1)	(3)	1	(2)
As of September 30, 2023	**2,412,251,835**	**7,616**	**123,506**	**(13,461)**	**(16,354,419)**	**(1,894)**	**115,767**	**2,657**	**118,424**
Net income of the fourth quarter 2023	-	-	5,063	-	-	-	5,063	(26)	5,037
Other comprehensive income	-	-	172	(240)	-	-	(68)	17	(51)
Comprehensive Income	**-**	**-**	**5,235**	**(240)**	**-**	**-**	**4,995**	**(9)**	**4,986**
Dividend	-	-	(1,846)	-	-	-	(1,846)	(17)	(1,863)
Issuance of common shares	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	(44,188,794)	(2,143)	(2,143)	-	(2,143)
Sale of treasury shares[(a)]	-	-	-	-	-	-	-	-	-
Share-based payments	-	-	59	-	-	-	59	-	59
Share cancellation	-	-	(17)	-	-	17	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	(71)	-	-	-	(71)	-	(71)
Other operations with non-controlling interests	-	-	(9)	-	-	-	(9)	73	64
Other items	-	-	-	-	-	1	1	(4)	(3)
As of December 31, 2023	**2,412,251,835**	**7,616**	**126,857**	**(13,701)**	**(60,543,213)**	**(4,019)**	**116,753**	**2,700**	**119,453**
Net income of the first nine months 2024	-	-	11,802	-	-	-	11,802	210	12,012
Other comprehensive income	-	-	924	(91)	-	-	833	4	837
Comprehensive Income	**-**	**-**	**12,726**	**(91)**	**-**	**-**	**12,635**	**214**	**12,849**
Dividend	-	-	(5,863)	-	-	-	(5,863)	(304)	(6,167)
Issuance of common shares	10,833,187	29	492	-	-	-	521	-	521
Purchase of treasury shares	-	-	-	-	(88,066,669)	(6,568)	(6,568)	-	(6,568)
Sale of treasury shares[(a)]	-	-	(395)	-	6,067,493	395	-	-	-
Share-based payments	-	-	458	-	-	-	458	-	458
Share cancellation	(25,405,361)	(68)	(1,595)	-	25,405,361	1,663	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(1,679)	-	-	-	(1,679)	-	(1,679)
Payments on perpetual subordinated notes	-	-	(200)	-	-	-	(200)	-	(200)
Other operations with non-controlling interests	-	-	-	-	-	-	-	(50)	(50)
Other items	-	-	3	(1)	-	-	2	(3)	(1)
As of September 30, 2024	**2,397,679,661**	**7,577**	**130,804**	**(13,793)**	**(117,137,028)**	**(8,529)**	**116,059**	**2,557**	**118,616**

[(a)] *Treasury shares related to the performance share grants.*

33

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

3rd quarter 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,425	2,350	4,444	22,926	20,872	4	-	52,021
Intersegment sales	9,633	2,017	424	7,927	218	58	(20,277)	-
Excise taxes	-	-	-	(213)	(4,379)	-	-	(4,592)
Revenues from sales	**11,058**	**4,367**	**4,868**	**30,640**	**16,711**	**62**	**(20,277)**	**47,429**
Operating expenses	(5,257)	(3,393)	(4,329)	(30,273)	(16,082)	(209)	20,277	(39,266)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,324)	(294)	(114)	(400)	(229)	(31)	-	(3,392)
Net income (loss) from equity affiliates and other items	47	482	(274)	(79)	(29)	(38)	-	109
Tax on net operating income	(1,879)	(250)	(66)	40	(102)	117	-	(2,140)
Adjustments [(a)]	(837)	(151)	(400)	(313)	(95)	(23)	-	(1,819)
Adjusted net operating income	**2,482**	**1,063**	**485**	**241**	**364**	**(76)**	**-**	**4,559**
Adjustments [(a)]								(1,819)
Net cost of net debt								(379)
Non-controlling interests								(67)
Net income - TotalEnergies share								**2,294**

[(a)] *Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.
Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.
Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

3rd quarter 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,251	599	2,291	388	329	52	-	5,910
Total divestments	90	99	70	69	19	1	-	348
Cash flow from operating activities	4,763	830	373	564	581	60	-	7,171

34

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

2nd quarter 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,416	1,986	4,464	24,516	21,358	3	-	53,743
Intersegment sales	9,796	2,111	369	8,203	164	77	(20,720)	-
Excise taxes	-	-	-	(208)	(4,352)	-	-	(4,560)
Revenues from sales	**11,212**	**4,097**	**4,833**	**32,511**	**17,170**	**80**	**(20,720)**	**49,183**
Operating expenses	(4,669)	(2,922)	(4,506)	(31,647)	(16,601)	(318)	20,720	(39,943)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,907)	(310)	(105)	(416)	(208)	(30)	-	(2,976)
Net income (loss) from equity affiliates and other items	141	526	26	(13)	(84)	29	-	625
Tax on net operating income	(2,163)	(251)	(79)	(60)	(101)	(23)	-	(2,677)
Adjustments [(a)]	(53)	(12)	(333)	(264)	(203)	(9)	-	(874)
Adjusted net operating income	**2,667**	**1,152**	**502**	**639**	**379**	**(253)**	**-**	**5,086**
Adjustments [(a)]								(874)
Net cost of net debt								(365)
Non-controlling interests								(60)
Net income - TotalEnergies share								**3,787**

[(a)] Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.
Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.
Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

2nd quarter 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,697	844	769	443	259	40	-	5,052
Total divestments	149	29	261	127	(78)	6	-	494
Cash flow from operating activities	4,535	431	1,647	1,541	1,650	(797)	-	9,007

35

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

3rd quarter 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,551	2,144	5,183	27,127	23,012	-	-	59,017
Intersegment sales	11,129	2,361	495	10,094	153	59	(24,291)	-
Excise taxes	-	-	-	(210)	(4,394)	-	-	(4,604)
Revenues from sales	**12,680**	**4,505**	**5,678**	**37,011**	**18,771**	**59**	**(24,291)**	**54,413**
Operating expenses	(5,347)	(3,038)	(4,811)	(34,598)	(17,749)	(231)	24,291	(41,483)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,976)	(283)	(86)	(483)	(204)	(23)	-	(3,055)
Net income (loss) from equity affiliates and other items	10	358	(8)	61	(16)	81	-	486
Tax on net operating income	(2,437)	(251)	(86)	(502)	(247)	157	-	(3,366)
Adjustments [(a)]	(208)	(51)	181	90	132	(37)	-	107
Adjusted net operating income	**3,138**	**1,342**	**506**	**1,399**	**423**	**80**	**-**	**6,888**
Adjustments [(a)]								107
Net cost of net debt								(305)
Non-controlling interests								(14)
Net income - TotalEnergies share								**6,676**

[(a)] *Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.
Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

3rd quarter 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,677	734	2,215	424	270	28	-	6,348
Total divestments	699	168	331	114	49	-	-	1,361
Cash flow from operating activities	4,240	872	1,936	2,060	206	182	-	9,496

36

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

9 months 2024 (M$)	**Exploration & Production**	**Integrated LNG**	**Integrated Power**	**Refining & Chemicals**	**Marketing & Services**	**Corporate**	**Intercompany**	**Total**
External sales	4,159	6,995	15,990	71,975	62,901	22	-	162,042
Intersegment sales	29,164	7,623	1,583	24,273	651	198	(63,492)	-
Excise taxes	-	-	-	(591)	(12,956)	-	-	(13,547)
Revenues from sales	**33,323**	**14,618**	**17,573**	**95,657**	**50,596**	**220**	**(63,492)**	**148,495**
Operating expenses	(14,370)	(11,099)	(16,400)	(92,808)	(48,779)	(756)	63,492	(120,720)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,148)	(925)	(316)	(1,192)	(643)	(86)	-	(9,310)
Net income (loss) from equity affiliates and other items	285	1,503	(863)	(24)	1,367	18	-	2,286
Tax on net operating income	(6,303)	(785)	(185)	(275)	(311)	149	-	(7,710)
Adjustments [(a)]	(912)	(125)	(1,789)	(484)	1,232	(36)	-	(2,114)
Adjusted net operating income	**7,699**	**3,437**	**1,598**	**1,842**	**998**	**(419)**	**-**	**15,155**
Adjustments [(a)]								(2,114)
Net cost of net debt								(1,029)
Non-controlling interests								(210)
Net income - TotalEnergies share								**11,802**

[(a)] *Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

9 months 2024 (M$)	**Exploration & Production**	**Integrated LNG**	**Integrated Power**	**Refining & Chemicals**	**Marketing & Services**	**Corporate**	**Intercompany**	**Total**
Total expenditures	7,242	2,008	4,799	1,266	732	120	-	16,167
Total divestments	545	178	393	234	1,222	8	-	2,580
Cash flow from operating activities	12,888	2,971	1,771	(24)	2,123	(1,382)	-	18,347

37

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

9 months 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	4,939	9,036	19,987	76,831	67,083	15	-	177,891
Intersegment sales	31,965	11,138	2,850	27,785	474	180	(74,392)	-
Excise taxes	-	-	-	(625)	(13,086)	-	-	(13,711)
Revenues from sales	**36,904**	**20,174**	**22,837**	**103,991**	**54,471**	**195**	**(74,392)**	**164,180**
Operating expenses	(15,271)	(16,280)	(20,976)	(98,532)	(52,208)	(668)	74,392	(129,543)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,159)	(848)	(184)	(1,291)	(669)	(72)	-	(9,223)
Net income (loss) from equity affiliates and other items	63	1,634	(328)	116	291	43	-	1,819
Tax on net operating income	(7,724)	(593)	(238)	(1,014)	(528)	180	-	(9,917)
Adjustments [(a)]	(327)	(657)	(215)	(751)	205	(77)	-	(1,822)
Adjusted net operating income	**8,140**	**4,744**	**1,326**	**4,021**	**1,152**	**(245)**	**-**	**19,138**
Adjustments [(a)]								(1,822)
Net cost of net debt								(843)
Non-controlling interests								(152)
Net income - TotalEnergies share								**16,321**

[(a)] *Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.
Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.
Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

9 months 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	9,298	2,555	4,256	1,138	685	93	-	18,025
Total divestments	756	262	629	174	378	4	-	2,203
Cash flow from operating activities	12,823	5,740	2,935	3,132	198	(299)	-	24,529

38

Non GAAP Financial Measures 39

Alternative Performance Measures (Non-GAAP)
TotalEnergies
(unaudited)

1. Reconciliation of cash flow used in investing activities to Net investments

1.1 Exploration & Production

3rd quarter 2024	2nd quarter 2024	3rd quarter 2024 vs 2nd quarter 2024	3rd quarter 2023	(in millions of dollars)	9 months 2024	9 months 2023	9 months 2024 vs 9 months 2023
2,161	**2,548**	**-15%**	**1,978**	**Cash flow used in investing activities (a)**	**6,697**	**8,542**	**-22%**
-	-	ns	-	Other transactions with non-controlling interests (b)	-	-	ns
1	-	ns	-	Organic loan repayment from equity affiliates (c)	1	-	ns
-	-	ns	-	Change in debt from renewable projects financing (d) *	-	-	ns
100	90	11%	51	Capex linked to capitalized leasing contracts (e)	280	157	78%
26	4	x6.5	14	Expenditures related to carbon credits (f)	29	16	81%
2,288	**2,642**	**-13%**	**2,043**	**Net investments (a + b + c + d + e + f = g - i + h)**	**7,007**	**8,715**	**-20%**
(42)	57	ns	(514)	of which net acquisitions of assets sales (g - i)	51	1,600	-97%
36	160	-78%	156	Acquisitions (g)	523	2,281	-77%
78	103	-24%	670	Assets sales (i)	472	681	-31%
-	-	ns	-	Change in debt from renewable projects (partner share)	-	-	ns
2,330	**2,585**	**-10%**	**2,557**	**of which organic investments (h)**	**6,956**	**7,115**	**-2%**
140	88	58%	343	Capitalized exploration	364	872	-58%
46	67	-31%	32	Increase in non-current loans	155	93	67%
(11)	(46)	ns	(29)	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(72)	(75)	ns
-	-	ns	-	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

1.2 Integrated LNG

3rd quarter 2024	2nd quarter 2024	3rd quarter 2024 vs 2nd quarter 2024	3rd quarter 2023	(in millions of dollars)	9 months 2024	9 months 2023	9 months 2024 vs 9 months 2023
500	**815**	**-39%**	**566**	**Cash flow used in investing activities (a)**	**1,830**	**2,293**	**-20%**
-	-	ns	-	Other transactions with non-controlling interests (b)	-	-	ns
2	-	ns	1	Organic loan repayment from equity affiliates (c)	3	2	50%
-	-	ns	-	Change in debt from renewable projects financing (d) *	-	-	ns
14	7	100%	12	Capex linked to capitalized leasing contracts (e)	33	26	27%
-	-	ns	-	Expenditures related to carbon credits (f)	-	-	ns
516	**822**	**-37%**	**579**	**Net investments (a + b + c + d + e + f = g - i + h)**	**1,866**	**2,321**	**-20%**
65	198	-67%	84	of which net acquisitions of assets sales (g - i)	251	1,048	-76%
69	199	-65%	204	Acquisitions (g)	268	1,197	-78%
4	1	x4	120	Assets sales (i)	17	149	-89%
-	-	ns	-	Change in debt from renewable projects (partner share)	-	-	ns
451	**624**	**-28%**	**495**	**of which organic investments (h)**	**1,615**	**1,273**	**27%**
8	13	-38%	3	Capitalized exploration	30	7	x4.3
214	153	40%	153	Increase in non-current loans	540	391	38%
(79)	(42)	ns	(47)	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(158)	(111)	ns
-	-	ns	-	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

40

Alternative Performance Measures (Non-GAAP)
TotalEnergies
(unaudited)

1.3 Integrated Power

3rd quarter 2024	2nd quarter 2024	3rd quarter 2024 vs 2nd quarter 2024	3rd quarter 2023	(in millions of dollars)	9 months 2024	9 months 2023	9 months 2024 vs 9 months 2023
2,221	**508**	**x4.4**	**1,884**	**Cash flow used in investing activities (a)**	**4,406**	**3,627**	**21%**
-	-	ns	-	Other transactions with non-controlling interests (b)	-	-	ns
10	-	ns	4	Organic loan repayment from equity affiliates (c)	10	26	-62%
-	-	ns	43	Change in debt from renewable projects financing (d) *	-	81	-100%
5	-	ns	1	Capex linked to capitalized leasing contracts (e)	6	5	20%
-	-	ns	-	Expenditures related to carbon credits (f)	-	-	ns
2,236	**508**	**x4.4**	**1,932**	**Net investments (a + b + c + d + e + f = g - i + h)**	**4,422**	**3,739**	**18%**
1,529	(88)	ns	1,354	of which net acquisitions of assets sales (g - i)	2,176	1,831	19%
1,565	142	x11	1,622	Acquisitions (g)	2,443	2,204	11%
36	230	-84%	268	Assets sales (i)	267	373	-28%
-	-	ns	(43)	Change in debt from renewable projects (partner share)	-	(81)	-100%
707	**596**	**19%**	**578**	**of which organic investments (h)**	**2,246**	**1,908**	**18%**
-	-	ns	-	Capitalized exploration	-	-	ns
135	239	-44%	207	Increase in non-current loans	679	552	23%
(24)	(31)	ns	(17)	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(116)	(149)	ns
-	-	ns	-	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

1.4 Refining & Chemicals

3rd quarter 2024	2nd quarter 2024	3rd quarter 2024 vs 2nd quarter 2024	3rd quarter 2023	(in millions of dollars)	9 months 2024	9 months 2023	9 months 2024 vs 9 months 2023
319	**316**	**1%**	**310**	**Cash flow used in investing activities (a)**	**1,032**	**964**	**7%**
-	-	ns	-	Other transactions with non-controlling interests (b)	-	-	ns
44	(29)	ns	(21)	Organic loan repayment from equity affiliates (c)	17	(33)	ns
-	-	ns	-	Change in debt from renewable projects financing (d) *	-	-	ns
-	-	ns	-	Capex linked to capitalized leasing contracts (e)	-	-	ns
-	-	ns	-	Expenditures related to carbon credits (f)	-	-	ns
363	**287**	**26%**	**289**	**Net investments (a + b + c + d + e + f = g - i + h)**	**1,049**	**931**	**13%**
34	(95)	ns	(97)	of which net acquisitions of assets sales (g - i)	(81)	(107)	ns
42	26	62%	-	Acquisitions (g)	77	31	x2.5
8	121	-93%	97	Assets sales (i)	158	138	14%
-	-	ns	-	Change in debt from renewable projects (partner share)	-	-	ns
329	**382**	**-14%**	**386**	**of which organic investments (h)**	**1,130**	**1,038**	**9%**
-	-	ns	-	Capitalized exploration	-	-	ns
33	58	-43%	13	Increase in non-current loans	98	51	92%
(17)	(3)	ns	(9)	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(27)	(25)	ns
-	-	ns	-	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

41

Alternative Performance Measures (Non-GAAP)
TotalEnergies
(unaudited)

1.5 Marketing & Services

3rd quarter 2024	2nd quarter 2024	3rd quarter 2024 vs 2nd quarter 2024	3rd quarter 2023	(in millions of dollars)	9 months 2024	9 months 2023	9 months 2024 vs 9 months 2023
310	**337**	**-8%**	**221**	**Cash flow used in investing activities (a)**	**(490)**	**307**	**ns**
-	-	ns	-	Other transactions with non-controlling interests (b)	-	-	ns
-	-	ns	-	Organic loan repayment from equity affiliates (c)	-	-	ns
-	-	ns	-	Change in debt from renewable projects financing (d) *	-	-	ns
-	-	ns	-	Capex linked to capitalized leasing contracts (e)	-	-	ns
-	-	ns	-	Expenditures related to carbon credits (f)	-	-	ns
310	**337**	**-8%**	**221**	**Net investments (a + b + c + d + e + f = g - i + h)**	**(490)**	**307**	**ns**
78	151	-48%	(18)	of which net acquisitions of assets sales (g - i)	(1,009)	(256)	ns
83	17	x4.9	10	Acquisitions (g)	102	17	x6
5	(134)	ns	28	Assets sales (i)	1,111	273	x4.1
-	-	ns	-	Change in debt from renewable projects (partner share)	-	-	ns
232	**186**	**25%**	**239**	**of which organic investments (h)**	**519**	**563**	**-8%**
-	-	ns	-	Capitalized exploration	-	-	ns
16	57	-72%	16	Increase in non-current loans	84	53	58%
(10)	(53)	ns	(19)	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(89)	(70)	ns
-	-	ns	-	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

2. Reconciliation of cash flow from operating activities to CFFO

2.1 Exploration & Production

3rd quarter 2024	2nd quarter 2024	3rd quarter 2024 vs 2nd quarter 2024	3rd quarter 2023	(in millions of dollars)	9 months 2024	9 months 2023	9 months 2024 vs 9 months 2023
4,763	**4,535**	**5%**	**4,240**	**Cash flow from operating activities (a)**	**12,888**	**12,823**	**1%**
491	182	x2.7	(925)	(Increase) decrease in working capital (b)	(215)	(1,613)	ns
-	-	ns	-	Inventory effect (c)	-	-	ns
-	-	ns	-	Capital gain from renewable project sales (d)	-	-	ns
1	-	ns	-	Organic loan repayments from equity affiliates (e)	1	-	ns
4,273	**4,353**	**-2%**	**5,165**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**13,104**	**14,436**	**-9%**

42

Alternative Performance Measures (Non-GAAP)
TotalEnergies
(unaudited)

2.2 Integrated LNG

3rd quarter 2024	2nd quarter 2024	3rd quarter 2024 vs 2nd quarter 2024	3rd quarter 2023	(in millions of dollars)	9 months 2024	9 months 2023	9 months 2024 vs 9 months 2023
830	**431**	**93%**	**872**	**Cash flow from operating activities (a)**	2,971	5,740	**-48%**
(56)	(789)	ns	(775)	(Increase) decrease in working capital (b) *	(482)	212	ns
-	-	ns	-	Inventory effect (c)	-	-	ns
-	-	ns	-	Capital gain from renewable project sales (d)	-	-	ns
2	-	ns	1	Organic loan repayments from equity affiliates (e)	3	2	50%
888	**1,220**	**-27%**	**1,648**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**3,456**	**5,530**	**-38%**

*Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors' contracts.

2.3 Integrated Power

3rd quarter 2024	2nd quarter 2024	3rd quarter 2024 vs 2nd quarter 2024	3rd quarter 2023	(in millions of dollars)	9 months 2024	9 months 2023	9 months 2024 vs 9 months 2023
373	**1,647**	**-77%**	**1,936**	**Cash flow from operating activities (a)**	**1,771**	**2,935**	**-40%**
(253)	1,024	ns	1,466	(Increase) decrease in working capital (b) *	(170)	1,595	ns
-	-	ns	-	Inventory effect (c)	-	-	ns
-	-	ns	43	Capital gain from renewable project sales (d)	-	81	-100%
10	-	ns	4	Organic loan repayments from equity affiliates (e)	10	26	-62%
636	**623**	**2%**	**516**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**1,951**	**1,447**	**35%**

* Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors' contracts.

43

Alternative Performance Measures (Non-GAAP)
TotalEnergies
(unaudited)

2.4 Refining & Chemicals

3rd quarter 2024	2nd quarter 2024	3rd quarter 2024 vs 2nd quarter 2024	3rd quarter 2023	(in millions of dollars)	9 months 2024	9 months 2023	9 months 2024 vs 9 months 2023
564	**1,541**	**-63%**	**2,060**	**Cash flow from operating activities (a)**	**(24)**	**3,132**	**ns**
413	788	-48%	(125)	(Increase) decrease in working capital (b)	(2,325)	(1,520)	ns
(335)	(393)	ns	546	Inventory effect (c)	(620)	(61)	ns
-	-	ns	-	Capital gain from renewable project sales (d)	-	-	ns
44	(29)	ns	(21)	Organic loan repayments from equity affiliates (e)	17	(33)	ns
530	**1,117**	**-53%**	**1,618**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**2,938**	**4,680**	**-37%**

2.5 Marketing & Services

3rd quarter 2024	2nd quarter 2024	3rd quarter 2024 vs 2nd quarter 2024	3rd quarter 2023	(in millions of dollars)	9 months 2024	9 months 2023	9 months 2024 vs 9 months 2023
581	**1,650**	**-65%**	**206**	**Cash flow from operating activities (a)**	**2,123**	**198**	**x10.7**
63	1,066	-94%	(599)	(Increase) decrease in working capital (b)	525	(1,672)	ns
(129)	(75)	ns	218	Inventory effect (c)	(187)	71	ns
-	-	ns	-	Capital gain from renewable project sales (d)	-	-	ns
-	-	ns	-	Organic loan repayments from equity affiliates (e)	-	-	ns
647	**659**	**-2%**	**587**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**1,785**	**1,799**	**-1%**

44

Alternative Performance Measures (Non-GAAP)
TotalEnergies
(unaudited)

3. Reconciliation of capital employed (balance sheet) and calculation of ROACE

(In millions of dollars)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	InterCompany	Company
Adjusted net operating income 3 rd quarter 2024	2,482	1,063	485	241	364	(76)	-	4,559
Adjusted net operating income 2 nd quarter 2024	2,667	1,152	502	639	379	(253)	-	5,086
Adjusted net operating income 1 st quarter 2024	2,550	1,222	611	962	255	(90)	-	5,510
Adjusted net operating income 4 th quarter 2023	2,802	1,456	527	633	306	(178)	-	5,546
Adjusted net operating income (a)	**10,501**	**4,893**	**2,125**	**2,475**	**1,304**	**(597)**	**-**	**20,701**
Balance sheet as of September 30, 2024								
Property plant and equipment intangible assets net	83,224	25,426	15,517	12,365	6,808	676	-	144,016
Investments & loans in equity affiliates	3,850	15,609	9,341	4,117	1,046	-	-	33,963
Other non-current assets	3,896	2,096	1,286	741	1,210	324	-	9,553
Inventories, net	*1,444*	*1,595*	*617*	*11,277*	*3,599*	-	-	*18,532*
Accounts receivable, net	*5,801*	*6,146*	*4,270*	*16,506*	*8,770*	*1,067*	*(23,783)*	*18,777*
Other current assets	*7,363*	*7,814*	*4,788*	*2,415*	*3,154*	*2,357*	*(5,958)*	*21,933*
Accounts payable	*(7,035)*	*(6,771)*	*(5,459)*	*(28,346)*	*(9,809)*	*(994)*	*23,746*	*(34,668)*
Other creditors and accrued liabilities	*(9,658)*	*(8,693)*	*(4,542)*	*(5,596)*	*(6,015)*	*(6,207)*	*5,995*	*(34,716)*
Working capital	(2,085)	91	(326)	(3,744)	(301)	(3,777)	-	(10,142)
Provisions and other non-current liabilities	(24,510)	(3,762)	(1,801)	(3,415)	(1,233)	791	-	(33,930)
Assets and liabilities classified as held for sale - Capital employed	484	-	572	-	-	-	-	1,056
Capital Employed (Balance sheet)	**64,859**	**39,460**	**24,589**	**10,064**	**7,530**	**(1,986)**	**-**	**144,516**
Less inventory valuation effect				(1,014)	(205)			(1,219)
Capital Employed at replacement cost (b)	**64,859**	**39,460**	**24,589**	**9,050**	**7,325**	**(1,986)**	**-**	**143,297**
Balance sheet as of September 30, 2023								
Property plant and equipment intangible assets net	84,906	24,683	11,635	11,350	6,449	609	-	139,632
Investments & loans in equity affiliates	2,823	13,624	8,840	4,293	573	-	-	30,153
Other non-current assets	3,473	2,874	711	722	1,124	(35)	-	8,869
Inventories, net	*1,542*	*1,768*	*657*	*14,337*	*4,208*	-	-	*22,512*
Accounts receivable, net	*7,152*	*8,436*	*5,415*	*23,483*	*9,416*	*1,734*	*(32,038)*	*23,598*
Other current assets	*5,623*	*10,327*	*8,081*	*2,452*	*3,531*	*2,815*	*(10,577)*	*22,252*
Accounts payable	*(5,860)*	*(9,514)*	*(5,659)*	*(35,396)*	*(10,972)*	*(1,787)*	*31,920*	*(37,268)*
Other creditors and accrued liabilities	*(9,532)*	*(12,307)*	*(8,178)*	*(6,803)*	*(4,919)*	*(6,361)*	*10,695*	*(37,405)*
Working capital	(1,075)	(1,290)	316	(1,927)	1,264	(3,598)	-	(6,310)
Provisions and other non-current liabilities	(26,342)	(3,858)	(1,586)	(3,757)	(1,207)	623	-	(36,127)
Assets and liabilities classified as held for sale - Capital employed	5,607	-	127	130	1,298	-	-	7,162
Capital Employed (Balance sheet)	**69,392**	**36,033**	**20,043**	**10,811**	**9,501**	**(2,402)**	**-**	**143,378**
Less inventory valuation effect				(1,809)	(476)			(2,285)
Capital Employed at replacement cost (c)	**69,392**	**36,033**	**20,043**	**9,002**	**9,025**	**(2,402)**	**-**	**141,093**
ROACE as a percentage (a / average (b + c))	**15.6%**	**13.0%**	**9.5%**	**27.4%**	**16.0%**			**14.6%**

45

Alternative Performance Measures (Non-GAAP)
TotalEnergies
(unaudited)

4. Reconciliation of consolidated net income to adjusted net operating income

(in millions of dollars)	3rd quarter 2024	2nd quarter 2024	3rd quarter 2023	9 months 2024	9 months 2023
Consolidated net income (a)	**2,361**	**3,847**	**6,690**	**12,012**	**16,473**
Net cost of net debt (b)	(379)	(365)	(305)	(1,029)	(843)
Special items affecting net operating income	(1,360)	(256)	(881)	(824)	(1,497)
Gain (loss) on asset sales	-	(110)	-	1,397	203
Restructuring charges	(10)	(11)	-	(21)	(5)
Impairments	(1,107)	-	(698)	(1,751)	(1,227)
Other	(243)	(135)	(183)	(449)	(468)
After-tax inventory effect : FIFO vs. replacement cost	(375)	(327)	623	(595)	(145)
Effect of changes in fair value	(84)	(291)	365	(695)	(180)
Total adjustments affecting net operating income (c)	**(1,819)**	**(874)**	**107**	**(2,114)**	**(1,822)**
Adjusted net operating income (a - b - c)	**4,559**	**5,086**	**6,888**	**15,155**	**19,138**

46